

16003458

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
✱ FEB 25 2016
Washington DC
404

SEC FILE NUMBER
8-66474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/2015_____ AND ENDING _____12/31/2015_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway – 9th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   NY   10003
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Fassberg

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – if individual, state last, first, middle name)

825 Third Avenue   New York   NY   10022
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I___Jonathan Fassberg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Trout Capital LLC_____, as of _December 31._____, 2015____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_No Exceptions_____

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member
Trout Capital LLC

We have audited the accompanying statement of financial condition of Trout Capital LLC (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

Cornick Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2016

Cornick, Garber & Sandler, LLP

825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936

50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035   **cgscpa.com**

TROUT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Cash	$2,031,315
Accounts receivable	156,762
Investments, at fair value	1,613,871
Prepaid expenses	30,294
Property and equipment (at cost, less $85,573 accumulated depreciation)	95,805
Total assets	$3,928,047

Liabilities

Accounts payable and accrued expenses	36,766
Income taxes payable	70,000
Due to affiliate	916,719
Deferred tax liability	42,398
Total liabilities	1,065,883
Member's equity	2,862,164
Total Liabilities and Member's Equity	$3,928,047

The accompanying notes are an integral part of this statement of financial condition.

TROUT CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE A - Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors and management fees and selling concessions for underwriting transactions. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

NOTE B - Summary of Significant Accounting Polices

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2015, the Company's cash balances exceed that limit by approximately $1,795,000.

NOTE B - Summary of Significant Accounting Polices (Continued)

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock warrants as part of its compensation. The Company treats those investments as trading securities and recognizes income for the fair value of the securities received. The investments are fair valued again at each balance sheet date with the difference recognized as unrealized gain or loss until disposition. See Note C for a discussion of fair value measurements.

Revenue Recognition

Currently, the Company deals exclusively with clients in the biotechnology industry. The Company engages in the private placement and underwriting of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Underwriting fees include both management fees and selling concessions for transactions in which the Company acts as an underwriter. These fees are recognized upon settlement, net of any syndicate expenses, which are allocated to the Company as a co-manager. Revenue from private placements is recognized when the transaction closes. Given the nature of the Company's business, the majority of its annual fees and commissions are earned from different customers. For the year ended December 31, 2015, two customers accounted for 44% of total revenues, the largest of which accounted for 23%.

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2015 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required at December 31, 2015.

Property and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are being depreciated using straight-line method over the life of the lease. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

NOTE B - **Summary of Significant Accounting Polices (Continued)**

Shared Operating Expenses

The Company shares various operating expenses with The Trout Group LLC, which is affiliated through common ownership. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note F).

Income Taxes

The Company has elected to be treated as a limited liability company and is not subject to federal and certain state income taxes. Accordingly, its operations are reportable on the income tax return of the Company's member, and related income taxes thereon are payable by them. Income taxes on the statement of income for the year ended December 31, 2015 consist of California and New York State LLC fees, and New York City Unincorporated Business Taxes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred tax assets or liabilities related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting and unused net operating loss carryforwards. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

A deferred tax provision has been recorded at year end to account for the potential future tax liability arising from the unrealized gain on investments, offset by the future tax benefits from the current year net operating loss. As of December 31, 2015, the Company has a net operating loss carryforward of approximately $300,000 for New York City purposes. The loss carryforward expires in 2036.

Generally accepted accounting principles clarifies the accounting for uncertain tax positions recognized in the Company's financial statement by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2015, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Income tax returns for the years ended December 31, 2012, 2013, 2014 remain open to examination by federal, state and local income tax authorities.

NOTE C - Fair Value Measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments at December 31, 2015 comprise warrants in a non-public and publicly traded companies, and stock in both non-public and publicly traded companies (see Note B) and involve Level 1 and 3 inputs. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. Warrants in non-public entities with no recent equity transactions are valued at zero. The following summarizes its activity in the investments for the year ended December 31, 2015.

NOTE C - Fair Value Measurements (continued)

	Input Level	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Gains Related to Assets Held at Year-end	Ending Balance
Common stock warrants:					
Biotechnology	Level 3	$ 471,302	$ 101,071	$ 834,649	$ 1,407,022
Common stock (public):					
Biotechnology	Level 1	-	150,000	6,849	156,849
Common stock (private):					
Biotechnology	Level 3	-	50,000	-	50,000
		$ 471,302	$ 301,071	$ 841,498	$ 1,613,871

NOTE D - Property and Equipment

Property and equipment as of December 31, 2015 consists of:

Cost:		Estimated Useful Life
Furniture and fixtures	$ 40,114	5 years
Leasehold Improvements	125,000	Life of lease
Computer software	16,264	5 years
Total	181,378	
Less accumulated depreciation	(85,573)	
Net	$ 95,805	

NOTE E - Members' Equity

The Company is a single member LLC, wholly owned by Trout Group Holdings LLC.

NOTE F - Related Party Transactions

During 2015, the Company was a placement agent for Bio-Star Private Equity Fund, LLC, Bio-Star Ventures II, L.P. Bio-Star Ventures II-A, L.P., and Bio-Star Ventures III, L.L.C. The Company received a placement fee in the amount of 2.5% of the funds raised. Included in these funds raised was an investment of $350,000 by the Company's affiliate, Trout Group Partners LLC, wholly owned by Trout Group Holdings, LLC.

Shared Expenses

As discussed in Note B, the Company has entered into an agreement with an affiliate, The Trout Group LLC, wholly owned by Trout Group Holdings LLC, to share various operating expenses, including the base salaries and bonuses for employees who qualify as registered representatives. Shared expenses for 2015 including allocated bonuses of $711,016, totaled $3,338,841. At December 31, 2015, the total amount due to The Trout Group LLC was $916,719.

NOTE G - Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2015, the Company's net capital exceeded the minimum requirement by $907,830. The ratio of aggregate indebtedness to net capital was 1.02 to 1.

TROUT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015